

May 6, 2015

Michael L. Gravelle
Executive Vice President, General Counsel
Black Knight Financial Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re:** **Black Knight Financial Services, Inc.**
> **Amendment No 4 to Registration Statement on Form S-1**
> **Filed May 4, 2015**
> **File No. 333-201241**

Dear Mr. Gravelle:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Where we refer to prior comments we are referring to our letter dated April 29, 2015.

General

1.   We note your response to prior comment 3. Please tell us and ensure that your next amendment includes the number of shares and corresponding percentage that will be allocated to your directed share program.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note (1) Basis of Presentation, page 79

2.   We note the revision to your disclosure indicating that BKFS is the primary beneficiary. Further revise to clarify your accounting model. That is, you should indicate that BKFS

Operating LLC is subject to the consolidation guidance related to variable interest entities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted net earnings from continuing operations, page 95

3.   Among other adjustments, your methodology for calculating adjusted net earnings excludes "other significant, non-recurring items." Please revise your disclosure to provide additional specificity with regard to the nature of these costs.

Results of Operations

Interim Periods, page 95

4.   Consistent with comment 27 in our letter dated January 20, 2015, please ensure that you quantify each material contributing or offsetting factor that you identify in your discussion of revenue and operating expenses at the segment level for three months ended March 31, 2015 compared to three months ended March 31, 2014. In addition, your discussion should specifically quantify the extent to which material changes in revenues are attributable to changes in price or changes in volume. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of Release 33-6835.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Alexander D. Lynch, Esq.
        Weil, Gotshal & Manges LLP